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                           January 4, 2022

       Don Harmer
       President and Treasurer
       GRASS QOZF, INC.
       204 West Spear Street #3861
       Carson City, NV 89703

                                                        Re: GRASS QOZF, INC.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed December 28,
2021
                                                            File No. 024-11204

       Dear Mr. Harmer:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Brian Higley, Esq.